April 4, 2019

Robert A. Berman
Chief Executive Officer
Hancock Jaffe Laboratories, Inc.
70 Doppler
Irvine, CA 92618

       Re: Hancock Jaffe Laboratories, Inc.
           Registration Statement on Form S-1
           Filed March 29, 2019
           File No. 333-230598

Dear Mr. Berman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Fay at 202-551-3812 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    David Selengut, Esq.